                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF      OCTOBER     , 2005
                 -----------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
UNDER COVER OF FORM 20-F OR FORM 40-F     FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                  PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA
                                                  ------------------------------
                                                           (REGISTRANT)

DATE    OCTOBER 31, 2005                          BY    /s/ ROCHIMAN SUKARNO
        ----------------                             ---------------------------
                                                             (SIGNATURE)
                                                          ROCHIMAN SUKARNO
                                                      HEAD OF INVESTOR RELATION

                                  PRESS RELEASE
                                  -------------
                            NO. TEL.  /PR000/UH1/2005

                       TELKOM FILED ITS THIRD QUARTER 2005
                           UNAUDITED FINANCIAL REPORT

JAKARTA, OCTOBER 31, 2005 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company") filed its un-audited consolidated third quarter 2005 financial reports to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.

Summary of the balance sheet and income statements as attached to this Press Release, are as follows:

--------------------------------------------------------------------------------
                                     Q3 05           Q3 04           INCREASE
                                     -------------------------------------------
                                       (IN BILLION RP.)                 (%)
--------------------------------------------------------------------------------
Total Assets                         59,430          56,690             4.8%
--------------------------------------------------------------------------------
Total Liabilities                    30,886          33,918            -8.9%
--------------------------------------------------------------------------------
Total Equity                         22,665          18,310            23.8%
--------------------------------------------------------------------------------
Operating Revenue                    30,154          25,095            20.2%
--------------------------------------------------------------------------------
Operating Expense                    17,359          14,400            20.5%
--------------------------------------------------------------------------------
Operating Income                     12,795          10,695            19.6%
--------------------------------------------------------------------------------
Net Income                            5,782           4,856            19.1%
--------------------------------------------------------------------------------
EBITDA                               18,424          15,827            16.4%
--------------------------------------------------------------------------------
EBITDA Margin                         61.10%          63.07%          -1.97%
--------------------------------------------------------------------------------

The Financial Statements are prepared in according with Generally Accepted Accounting Standard in Indonesia

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM's majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)






ROCHIMAN SUKARNO
----------------
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL:     62-21-5215109
FAX:     61-21-5220500
EMAIL:   INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

                                                                            2004               2005
                                                                        ----------    ------------------------
                                                            NOTES           RP            RP       US (NOTE 3)
                                                         -----------    ----------    ----------   -----------
                                                                        (Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                2c,2f,6,48      6,112,466     5,447,032       529
Temporary investments                                    2c,2g,7,48        107,799        28,624         3
Trade accounts receivable                                2c,2h,8,48
  Related parties -  net of allowance for doubtful
   accounts of Rp143,591 million in 2004
   and Rp129,618 million in 2005                                           578,696       441,035        43
  Third parties - net of allowance for doubtful
   accounts of Rp562,013 million in 2004
   and Rp591,933 million in 2005                                         3,281,881     3,009,885       292
Other accounts receivable - net of allowance for
 doubtful accounts of Rp35,442 million in 2004
 and Rp9,545 million in 2005                              2c,2h,48          57,802        82,977         8
Inventories - net of allowance for obsolescence of
 Rp47,102 million in 2004 and Rp52,780
 million in 2005                                            2i,9           171,746       212,115        21
Prepaid expenses                                         2c,2j,10,48       659,127     1,054,681       102
Prepaid taxes                                               42a             64,845        20,320         2
Other current assets                                      2c,11,48          44,412        13,606         1
                                                                        ----------    ----------     -----
Total Current Assets                                                    11,078,774    10,310,275     1,001
                                                                        ----------    ----------     -----

NON-CURRENT ASSETS
Long-term investments - net                                 2g,12           72,743       101,734        10
Property, plant and equipment - net of accumulated
 depreciation of Rp27,427,268 million in 2004
 and Rp33,923,855 million in 2005                         2k,2l,13      38,703,128    41,784,683     4,057
Property, plant and equipment under revenue-
 sharing arrangements - net of accumulated
 depreciation of Rp779,243 million in 2004
 and Rp486,858 million in 2005                            2m,14,51         275,144       472,296        46
Prepaid pension cost                                        2q,45          449,029       496,485        48
Advances and other non-current assets                     2c,15,48         427,702     1,428,886       139
Goodwill and other intangible assets - net of
 accumulated amortization of Rp1,622,839
 million in 2004 and Rp2,534,648 million in 2005          1c,2d,16       5,403,143     4,722,811       458
Advance payments for investment in shares of stock           5e             65,458             -         -
Escrow account                                               17            215,001       113,122        11
                                                                        ----------    ----------     -----
Total Non-current Assets                                                45,611,348    49,120,017     4,769
                                                                        ----------    ----------     -----
TOTAL ASSETS                                                            56,690,122    59,430,292     5,770
                                                                        ==========    ==========     =====

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED) (CONTINUED)
AS OF SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

                                                                                      2004                  2005
                                                                                   ----------   ---------------------------
                                                                   NOTES               RP           RP          US (NOTE 3)
                                                                -----------        ----------   ----------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY                                               (Restated)
------------------------------------
CURRENT LIABILITIES
Trade accounts payable                                            2c,18,48
  Related parties                                                                     756,222      744,772             72
  Third parties                                                                     3,248,571    3,005,503            292
Other accounts payable                                                                 39,932       44,299              4
Taxes payable                                                      2s,42b           1,490,932    1,833,742            178
Dividends payable                                                                   1,153,412       33,712              3
Accrued expenses                                                  2c,19,48          1,682,082    1,626,214            158
Unearned income                                                      20               928,724    1,599,150            155
Advances from customers and suppliers                                21               328,392      250,326             24
Short-term bank loans                                             2c,22,48            397,537      675,190             66
Current maturities of long-term liabilities                       2c,23,48          2,565,797    2,088,094            203
                                                                                   ----------   ----------          -----
Total Current Liabilities                                                          12,591,601   11,901,002          1,155
                                                                                   ----------   ----------          -----
NON-CURRENT LIABILITIES
Deferred tax liabilities - net                                     2s,42e           3,448,697    3,068,403            298
Unearned income on revenue-sharing arrangements                   2m,14,51            133,136      346,158             34
Unearned initial investor payments under joint
 operation scheme                                                  2n,50               28,117       19,681              2
Provision for long service award                                2c,2r,46,48           552,187      581,636             56
Provision for post-retirement health care benefits              2c,2r,47,48         2,776,897    2,785,828            271
Provision for other post-retirement benefits                        45b                13,234       23,662              2
Long-term liabilities - net of current maturities
  Two-step loans - related party                                  2c,24,48          6,505,888    5,095,273            495
  Notes and bonds                                                    25             1,711,807    1,600,068            155
  Bank loans                                                      2c,26,48          2,579,220    1,900,100            184
  Liabilities for acquisition of subsidiaries and KSO IV             27             3,568,342    3,564,041            346
  Other long-term debt                                                                  9,150            -              -
                                                                                   ----------   ----------          -----
Total Non-current Liabilities                                                      21,326,675   18,984,850          1,843
                                                                                   ----------   ----------          -----

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES                      28             4,462,324    5,879,149            571
                                                                                   ----------   ----------          -----
STOCKHOLDERS' EQUITY
Capital stock - Rp250 par value per Series A
  Dwiwarna share and Series B share
  Authorized - one Series A Dwiwarna share and
   79,999,999,999 Series B shares
  Issued and fully paid - one Series A Dwiwarna share
   and 20,159,999,279 Series B shares                              1b,29            5,040,000    5,040,000            489
Additional paid-in capital                                           30             1,073,333    1,073,333            104
Difference in value of restructuring transactions
 between entities under common control                               31            (7,288,271)  (7,288,271)          (708)
Difference due to change of equity in associated
 companies                                                           2g               385,595      385,595             38
Unrealized gain on investment in securities available for sale       2g                   490        5,471              1
Translation adjustment                                               2g               230,045      232,728             23
Retained earnings
  Appropriated                                                                      1,680,813    1,803,397            175
  Unappropriated                                                                   17,187,517   21,413,038          2,079
                                                                                   ----------   ----------          -----
Total Stockholders' Equity                                                         18,309,522   22,665,291          2,201
                                                                                   ----------   ----------          -----
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         56,690,122   59,430,292          5,770
                                                                                   ==========   ==========          =====

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share and per ADS data)

                                                                                2004                  2005
                                                                             ----------     ---------------------------
                                                            NOTES                RP             RP          US (NOTE 3)
                                                        --------------       ----------     ----------      -----------
                                                                             (Restated)
OPERATING REVENUES
  Telephone                                                 2p,32
    Fixed lines                                                               8,351,943      8,313,529          807
    Cellular                                                                  7,689,968      9,937,763          965
  International                                               33                 53,886        280,227           27
  Interconnection                                          2p,34,48           4,314,231      5,466,032          531
  Joint operation schemes                                  2n,35,50             481,545        479,839           47
  Data and Internet                                           36              3,357,232      4,857,210          472
  Network                                                     37                468,479        425,256           41
  Revenue-sharing arrangements                             2m,38,51             128,134        174,645           17
  Other telecommunications services                                             249,811        219,451           21
                                                                             ----------     ----------        -----
  Total Operating Revenues                                                   25,095,229     30,153,952        2,928
                                                                             ----------     ----------        -----
OPERATING EXPENSES
  Personnel                                                   39              4,053,243      5,140,718          499
  Depreciation                                          2k,2l,2m,13,14        4,482,860      4,940,704          480
  Operations, maintenance and telecommunication
   services                                                   40              3,387,144      4,511,496          438
  General and administrative                                  41              1,837,295      2,051,961          199
  Marketing                                                                     639,855        714,322           69
                                                                             ----------     ----------        -----
  Total Operating Expenses                                                   14,400,397     17,359,201        1,685
                                                                             ----------     ----------        -----
OPERATING INCOME                                                             10,694,832     12,794,751        1,243
                                                                             ----------     ----------        -----
OTHER INCOME (CHARGES)
  Interest income                                             48                219,280        221,655           22
  Interest expense                                            48             (1,126,136)      (918,165)         (89)
  Gain (loss) on foreign exchange - net                       2e               (883,977)      (886,578)         (86)
  Equity in net income (loss) of associated companies        2g,12                2,283         10,350            1
  Others - net                                                                  347,542        390,394           38
                                                                             ----------     ----------        -----
  Other income (charges) - net                                               (1,441,008)    (1,182,344)        (114)
                                                                             ----------     ----------        -----
INCOME BEFORE TAX                                                             9,253,824     11,612,407        1,129

TAX EXPENSE                                                 2s,42c
  Current tax                                                                (3,057,132)    (4,002,983)        (389)
  Deferred tax                                                                   98,074        283,768           28
                                                                             ----------     ----------        -----
                                                                             (2,959,058)    (3,719,215)        (361)
                                                                             ----------     ----------        -----
INCOME BEFORE MINORITY INTEREST IN NET
 INCOME OF SUBSIDIARIES                                                       6,294,766      7,893,192          768

MINORITY INTEREST IN NET INCOME OF
 SUBSIDIARIES                                                 28             (1,439,236)    (2,111,559)        (205)
                                                                             ----------     ----------        -----
NET INCOME                                                                    4,855,530      5,781,633          563
                                                                             ==========     ==========        =====
BASIC EARNINGS PER SHARE                                    2t,43
  Net income per share                                                           240.85         286.79         0.03
                                                                             ==========     ==========        =====
  Net income per ADS
  (40 Series B shares per ADS)                                                 9,633.99      11,471.49         1.11
                                                                             ==========     ==========        =====

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED) FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)

                                                                                          DIFFERENCE IN
                                                                                             VALUE OF
                                                                                           RESTRUCTURING       DIFFERENCE
                                                                                           TRANSACTIONS       DUE TO CHANGE
                                                                          ADDITIONAL     BETWEEN ENTITIES       OF EQUITY
                                                              CAPITAL       PAID-IN        UNDER COMMON       IN ASSOCIATED
                   DESCRIPTION                      NOTES      STOCK        CAPITAL           CONTROL           COMPANIES
-----------------------------------------------     -----    ---------    ----------     ----------------     -------------
                                                                RP            RP                RP                 RP
BALANCE AS OF JANUARY 1, 2004                                5,040,000     1,073,333        (7,288,271)          385,595

Prior period adjustment                                              -             -                 -                 -
                                                             ---------     ---------        ----------           -------
BALANCE AS OF JANUARY 1, 2004 - RESTATED                     5,040,000     1,073,333        (7,288,271)          385,595

Unrealized gain on investment in securities           2g
 available for sale                                                  -             -                 -                 -

Foreign currency translation of CSM                 2g,12            -             -                 -                 -

Resolved during the Annual General Meeting
 of the Stockholders on July 31, 2003
  Declaration of cash dividend                        44             -             -                 -                 -
  Appropriation for general reserve                   44             -             -                 -                 -

Net income for the year                                              -             -                 -                 -
                                                             ---------     ---------        ----------           -------
BALANCE AS OF SEPTEMBER 30, 2004 - RESTATED                  5,040,000     1,073,333        (7,288,271)          385,595
                                                             =========     =========        ==========           =======




                                                      UNREALIZED
                                                       GAIN ON
                                                      INVESTMENT                            RETAINED EARNINGS             TOTAL
                                                    IN SECURITIES      TRANSLATION   ------------------------------   STOCKHOLDERS'
                   DESCRIPTION                    AVAILABLE FOR SALE   ADJUSTMENTS   APPROPRIATED   UNAPPROPRIATED       EQUITY
-----------------------------------------------   ------------------   -----------   ------------   --------------   -------------
                                                          RP                RP            RP              RP              RP
BALANCE AS OF JANUARY 1, 2004                               -            224,232       1,559,068      16,318,920      17,312,877

Prior period adjustment                                     -                  -               -        (821,575)       (821,575)
                                                          ---            -------       ---------      ----------      ----------
BALANCE AS OF JANUARY 1, 2004 - RESTATED                    -            224,232       1,559,068      15,497,345      16,491,302

Unrealized gain on investment in securities
 available for sale                                       490                  -               -               -             490

Foreign currency translation of CSM                         -              5,813               -               -           5,813

Resolved during the Annual General Meeting
 of the Stockholders on July 31, 2003
  Declaration of cash dividend                              -                  -               -      (3,043,613)     (3,043,613)
  Appropriation for general reserve                         -                  -         121,745        (121,745)              -

Net income for the year                                     -                  -               -       4,855,530       4,855,530
                                                          ---            -------       ---------      ----------      ----------
BALANCE AS OF SEPTEMBER 30, 2004 - RESTATED               490            230,045       1,680,813      17,187,517      18,309,522
                                                          ===            =======       =========      ==========      ==========

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)(CONTINUED) FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)


                                                                                         DIFFERENCE IN
                                                                                           VALUE OF
                                                                                         RESTRUCTURING        DIFFERENCE
                                                                                          TRANSACTIONS       DUE TO CHANGE
                                                                          ADDITIONAL    BETWEEN ENTITIES       OF EQUITY
                                                              CAPITAL      PAID-IN        UNDER COMMON       IN ASSOCIATED
                    DESCRIPTION                    NOTES       STOCK       CAPITAL           CONTROL           COMPANIES
----------------------------------------------     -----     ---------    ----------    ----------------     -------------
                                                                 RP          RP                RP                  RP

BALANCE AS OF JANUARY 1, 2005                                5,040,000    1,073,333        (7,288,271)           385,595

Prior period adjustment                                              -            -                 -                  -
                                                             ---------    ---------        ----------            -------

BALANCE AS OF JANUARY 1, 2004 - RESTATED                     5,040,000    1,073,333        (7,288,271)           385,595

Placement on fixed income mutual fund                                -            -                 -                  -

Foreign currency translation of CSM                2g,12             -            -                 -                  -

Resolved during the Annual General Meeting
 of the Stockholders on June 24, 2005
  Declaration of cash dividend                      44               -            -                 -                  -
  Appropriation for general reserve                 44               -            -                 -                  -

Net income for the year                                              -            -                 -                  -
                                                             ---------    ---------        ----------            -------
BALANCE AS OF SEPTEMBER 30, 2005                             5,040,000    1,073,333        (7,288,271)           385,595
                                                             =========    =========        ==========            =======


                                                    UNREALIZED
                                                      GAIN ON
                                                    INVESTMENT                            RETAINED EARNINGS               TOTAL
                                                   IN SECURITIES      TRANSLATION   -------------------------------    STOCKHOLDERS'
                    DESCRIPTION                  AVAILABLE FOR SALE   ADJUSTMENTS   APPROPRIATED     UNAPPROPRIATED       EQUITY
----------------------------------------------   ------------------   -----------   ------------     --------------    -------------
                                                         RP                RP            RP                RP               RP

BALANCE AS OF JANUARY 1, 2005                            884            229,595       1,680,813        19,139,393       20,261,342

Prior period adjustment                                    -                  -               -          (464,178)        (464,178)
                                                       -----            -------       ---------        ----------       ----------

BALANCE AS OF JANUARY 1, 2004 - RESTATED                 884            229,595       1,680,813        18,675,215       19,797,164

Placement on fixed income mutual fund                  4,587                  -               -                 -            4,587

Foreign currency translation of CSM                        -              3,133               -                 -            3,133

Resolved during the Annual General Meeting
 of the Stockholders on June 24, 2005
  Declaration of cash dividend                             -                  -               -        (2,921,226)      (2,921,226)
  Appropriation for general reserve                        -                  -         122,584          (122,584)               -

Net income for the year                                    -                  -               -         5,781,633        5,781,633
                                                       -----            -------       ---------        ----------       ----------
BALANCE AS OF SEPTEMBER 30, 2005                       5,471            232,728       1,803,397        21,413,038       22,665,291
                                                       =====            =======       =========        ==========       ==========

   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)

                                                          2004                  2005
                                                       ---------      ---------------------------
                                                           RP             RP         US$ (NOTE 3)
                                                       ----------     -----------    ------------
                                                       (Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
  Telephone
    Fixed lines                                         8,900,742       9,090,375          883
    Cellular                                            8,688,496      10,520,320        1,022
  Joint operation scheme                                  522,231         449,757           44
  Interconnection - net                                 2,605,403       5,362,258          521
  Other services                                        2,046,857       5,083,528          493
                                                       ----------     -----------       ------
  Total cash receipts from operating revenues          22,763,729      30,506,238        2,963
Cash payments for operating expenses                   (9,192,774)    (11,498,669)      (1,116)
                                                       ----------     -----------       ------
Cash generated from operations                         13,570,955      19,007,569        1,847
                                                       ----------     -----------       ------
Interest received                                         226,053         217,592           21
Income tax payments                                    (2,611,147)     (3,165,418)        (307)
Interest paid                                            (900,716)       (933,298)         (91)
Cash receipt (refund) from/to customers and advances       17,380          (9,810)          (1)
                                                       ----------     -----------       ------
Net Cash Provided by Operating Activities              10,302,525      15,116,635        1,469
                                                       ----------     -----------       ------
CASH FLOWS FROM INVESTING ACTIVITIES
Placement of short-term investments and time deposits
 - net                                                    (92,804)         (8,675)          (1)
Proceeds from sale of property, plant and equipment        48,699         120,589           12
Acquisition of property, plant and equipment           (4,266,626)     (7,410,978)        (720)
Increase (decrease) in advance for acquisition of
 property, plant and equipment                                  -         (38,034)          (4)
Increase (decrease) in advances and others                  7,368          26,725            3
                                                       ----------     -----------       ------
Net Cash Used in Investing Activities                  (4,303,363)     (7,310,373)        (710)
                                                       ----------     -----------       ------
CASH FLOWS FROM FINANCING ACTIVITIES
Received of long-term liabilities                         693,058       1,029,092          100
Repayments of Telkomsel's Guaranteed Notes               (504,101)       (780,565)         (76)
Repayments of long-term liabilities                    (2,977,802)     (2,688,862)        (261)
Repayments of Medium Term Notes                                 -        (290,000)         (29)
Cash dividends paid                                    (2,536,732)     (4,202,184)        (408)
Decrease (increase) in escrow accounts                    232,837         (76,842)          (7)
                                                       ----------     -----------       ------
Net Cash Used in Financing Activities                  (5,092,740)     (7,009,361)        (681)
                                                       ----------     -----------       ------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                         906,422         796,901           78
EFFECT OF EXCHANGE RATE CHANGES
 ON CASH AND CASH EQUIVALENTS                             111,572        (205,993)         (20)
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF YEAR                                                5,094,472       4,856,124          471
                                                       ----------     -----------       ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                6,112,466       5,447,032          529
                                                       ==========     ===========       ======


   See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)(CONTINUED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Amounts in millions)

                                                                  2004                  2005
                                                               ----------        ------------------------
                                                                   RP              RP        US$ (NOTE 3)
                                                               ----------        -------     ------------
                                                               (Restated)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
  Increase in property under construction through
   the incurrence of long-term debts                              741,584        294,229          29
  Payment of insurance premium through
   the incurrence of long-term debts                                    -        (63,757)         (6)
  Acquisition of subsidiary through the issuance of
   Promissory Notes                                             3,257,566              -           -

    See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.